SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Amendment No. 1

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)OF
THE SECURITIES EXCHANGE ACT OF 1934

ATS Corporation

(Name of Subject Company (Issuer))

Atlas Merger Subsidiary, Inc.

(Offeror)

A Wholly Owned subsidiary of

Salient Federal Solutions, Inc.

(Parent Of Offeror)

(Name of Filing Persons (Identifying status as offeror, issuer or other person))

COMMON STOCK, $0.0001 Par Value

(Title of Class Securities)

00211E104

(CUSIP Number of Class of Securities)

Thomas E. Dunn

Executive Vice President and Chief Financial Officer

Salient Federal Solutions

4000 Legato Road, Suite 600

Fairfax, Virginia 22033

(703) 891-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of Filing Persons)

Copies to:

Lawrence T. Yanowitch, Esq.

Charles W. Katz, Esq.

Lawrence R. Bard, Esq.

Morrison & Foerster LLP

1650 Tysons Boulevard, Suite 400

McLean, Virginia 22102

(703) 760-7700

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$76,096,838.40(1)	$8,720.70(2)

(1) Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 23,780,262 shares of ATS Corporation common stock (representing the shares of common stock outstanding, including shares of common stock subject to vesting or other forfeiture conditions or repurchase by ATS Corporation and shares issuable pursuant to outstanding ATS Corporation employee stock options, in each case as of February 27, 2012) by $3.20 per share, which is the offer price.

(2) The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,720.70	Filing Party: Atlas Merger Subsidiary, Inc. and Salient Federal Solutions, Inc.

Form or Registration No.: Schedule TO	Date Filed: February 28, 2012

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           Third-party tender offer subject to Rule 14d-1.

☐            Issuer tender offer subject to Rule 13e-4.

☐            Going-private transaction subject to Rule 13e-3.

☐            Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No.1 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Atlas Merger Subsidiary, Inc. a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Salient Federal Solutions, Inc., a Delaware corporation (“Parent”) and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 28, 2012 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of ATS Corporation., a Delaware corporation (the “Company”), at a purchase price of $3.20 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 28, 2012 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which together with any amendments or supplements thereto, collectively constitute the “Offer”.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

The Section of the Offer to Purchase entitled “The Tender Offer—Section 16—Certain Legal Matters; Regulatory Approvals” is hereby amended by removing the second paragraph under the subsection “United States Antitrust Compliance” and replacing it with the following:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on February 29, 2012 and, as such, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, March 15, 2012, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent or the Company, as applicable, the waiting period with respect to the Offer and the Merger would be extended through the tenth day after the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATLAS MERGER SUBSIDIARY, INC.

By	/s/ Thomas E. Dunn

	Name:	Thomas E. Dunn

	Title:	Chief Financial Officer

SALIENT FEDERAL SOLUTIONS, INC.

By	/s/ Thomas E. Dunn

	Name:	Thomas E. Dunn

	Title:	Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated February 28, 2012.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Joint Press Release issued on February 21, 2012, incorporated herein by reference to the Schedule TO filed by Salient Federal Solutions Inc. on February 21, 2012.*

(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on February 28, 2012.*

(b)(1)

Equity Commitment Letter, dated as of February 17, 2012, by and among Frontenac IX Private Capital Limited Partnership, Frontenac IX Private Capital A Limited Partnership, Frontenac IX Private Capital (Cayman) Limited Partnership and Salient Federal Solutions, Inc.*

(b)(2)	Mezzanine Financing Letter, dated as of February 16, 2012, by and between PNC Mezzanine Capital and Salient Federal Solutions, Inc.*

(b)(3)

Debt Financing Letter, dated as of February 17, 2012, by and among RBS Citizens, N.A., Citizens Bank of Pennsylvania, Merrill Lynch, Pierce, Fenner & Smith, Incorporated, Bank of America, N.A., Suntrust Robinson Humphrey, Inc., Suntrust Bank and Salient Federal Solutions, Inc.*

(b)(4)

Limited Guaranty, dated as of February 21, 2012, by and among Frontenac IX Private Capital Limited Partnership, Frontenac IX Private Capital A Limited Partnership, Frontenac IX Private Capital (Cayman) Limited Partnership and ATS Corporation.*

(d)(1)

Agreement and Plan of Merger, dated as of February 21, 2012, by and among Salient Federal Solutions, Inc., Atlas Merger Subsidiary, Inc. and ATS Corporation, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.*

(d)(2)

Stockholder’s Agreement, dated as of February 21, 2012, by and among Joel R. Jacks, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc., incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.*

(d)(3)

Stockholder’s Agreement, dated as of February 21, 2012, by and among Peter M. Schulte, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc., incorporated herein by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.*

(d)(4)

Stockholder’s Agreement, dated as of February 21, 2012, by and among Dr. Edward H. Bersoff, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc., incorporated herein by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.*

(d)(5)

Undertaking Agreement, dated as of February 21, 2012, by and among Lampe, Conway & Co., LLC, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc., incorporated herein by reference to Exhibit 2.5 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.*

(d)(6)

Undertaking Agreement, dated as of February 21, 2012, by and among Revelation Special Situations Fund Ltd., Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc., incorporated herein by reference to Exhibit 2.6 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.*

(d)(7)

Undertaking Agreement, dated as of February 21, 2012, by and among Carl Marks & Co., Inc. and other parties, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc., incorporated herein by reference to Exhibit 2.7 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.*

(d)(8)

Undertaking Agreement, dated as of February 21, 2012, by and among Minerva Group LP, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc., incorporated herein by reference to Exhibit 2.8 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.*

(d)(9)	Exclusivity Agreement, dated as of October 4, 2011, by and between ATS Corporation and Salient Federal Solutions, Inc.*

(d)(10)	First Amendment to Exclusivity Agreement, dated as of November 4, 2011, by and between Salient Federal Solutions, Inc. and ATS Corporation.*

(d)(11)	Non-Disclosure Agreement, dated as of March 31, 2011, by and between ATS Corporation and Salient Federal Solutions, Inc.*

(g)	None.

(h)	None.

*                 Previously filed with the Tender Offer Statement on Schedule TO filed on February 28, 2012.